UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves revision of its strategic positioning

Rio de Janeiro, September 26, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that its Board of Directors approved, at a meeting held yesterday, the update of the Vision, Purpose and Strategies for the new 2020-2024 plan, which is currently being prepared.

Petrobras’ new vision is to be the best energy company in generating value for the shareholder, with focus on oil and gas and with safety, respect for people and the environment.

“We are building the new Petrobras, a sustainable, competitive company that operates safely, and ethically, generating more value for its shareholders and the society. We will be a company that is dedicated to deep-water oil upstream, less indebted. This new Petrobras adds since now digital transformation as a powerful lever to achieve productivity gains and cost reduction,” said Roberto Castello Branco, CEO at Petrobras.

The following is the new Vision and Purpose, as well as the Values, which have been reaffirmed:

Vision The best energy company in generating value for the shareholder, with focus on oil and gas and with safety, respect for people and the environment.

Purpose Provide energy that ensures prosperity in an ethical, safe and competitive way.

Values Respect for life, people and the environment; ethics and transparency; market-orientation; outperformance and confidence; and results.

The company’s strategy was adjusted by defining its actions by business segment, in view of its focus on the core business and shareholder value generation:

Exploration and Production

•	Maximize portfolio value, focusing on deep and ultra-deep waters, seeking operational efficiency, recovery factor optimization and partnerships

•	Grow sustained by world-class oil and gas assets in deep and ultra-deep waters

Gas and Energy

•	Act competitively in the trading of its own gas

•	Optimize the thermoelectric portfolio focusing on self-consumption and trading of its own gas

•	Withdraw from gas distribution and transport completely

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Refining, Transportation and Trading

•	Operate competitively in refining, logistics and oil products trading activities with focus on Southeastern operations

•	Withdraw from fertilizers, LPG and biodiesel businesses completely

•	Act competitively in global oil trading

Renewables

•	Develop research aimed at long-term operations in renewable energy businesses focused on wind and solar segments in Brazil

•	Make renewable diesel and BioQav commercially viable as a response to the sustainability policies of the Brazilian energy matrix

Transversal Strategies

•	Transform Petrobras digitally by delivering solutions to challenges, empowering our employees, generating value, and increasing operational safety

•	Develop critical skills and a high-performance culture to meet the new company challenges using economic value added as a management tool

•	Constantly pursue a competitive and efficient cost and investment structure with a high safety standard and respect for the environment.

•	Strengthen Petrobras’ credibility and reputation

Petrobras reports that the new 20-24 Plan - which will be integrated into the Strategic Plan, with the detailed operational and financial planning for the upcoming five years - is being prepared and will be disclosed to the market as soon as approved by the company’s appropriate bodies.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer